UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)*

JASPER THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

471871 103

(CUSIP Number)

April 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Amplitude Healthcare Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,050,000(1)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,050,000(1)(3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,000(1)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.87%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Metalmark Amplitude Healthcare Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 453,281(3)
	6.	Shared Voting Power 1,050,000(1)(3)
	7.	Sole Dispositive Power 453,281(3)
	8.	Shared Dispositive Power 1,050,000 (1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,503,281(1)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.11%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons HC IC HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0(3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0(3)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Howard I. Hoffen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 175,000(3)
	6.	Shared Voting Power 1,503,281(1)(3)
	7.	Sole Dispositive Power 175,000(3)
	8.	Shared Dispositive Power 1,503,281(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,281(1)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.59%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Kenneth F. Clifford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,000(3)
	6.	Shared Voting Power 1,503,281(1)(3)
	7.	Sole Dispositive Power 25,000(3)
	8.	Shared Dispositive Power 1,503,281(1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,528,281(1)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.18%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Amplitude Healthcare Holdings LLC, is the record holder of 1,050,000 shares of the Issuer’s Voting Common Stock reported herein. Metalmark Amplitude Healthcare Holdings LLC is the managing member of Amplitude Healthcare Holdings LLC. Mr. Hoffen and Mr. Clifford, as partners of Metalmark Capital II LLC (“Metalmark”), which is the managing member of Metalmark Amplitude Healthcare Holdings LLC. Mr. Hoffen and Mr. Clifford may be deemed to share beneficial ownership of the shares directly held by Amplitude Healthcare Holdings LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2)	Percentage based on 36,577,576 shares of the Issuer’s Voting Common Stock outstanding as of March 10, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 18, 2022.

(3)	See Item 4 of this Schedule 13G/A.

Schedule 13G/A

Amplitude Healthcare Holdings LLC (the “Sponsor”), Metalmark Amplitude Healthcare Holdings LLC, HC IC Holdings LLC (“HC IC”), Howard Hoffen and Kenneth Clifford (collectively, the “Reporting Persons”) are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Schedule 13G relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”) of Jasper Therapeutics, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 4, 2021 (the “Sponsor Schedule 13G”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Sponsor Schedule 13G. In this regard, this Amendment is being filed to disclose that each Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Voting Common Stock of the Issuer. This Amendment is the final amendment to the Sponsor Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 4. Ownership

This Amendment amends and restates in its entirety Item 4 of the Sponsor Schedule 13G:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On April 12, 2022, the Sponsor made a distribution of an aggregate of 1,250,000 shares of the Issuer’s Voting Common Stock directly held by the Sponsor to its members (the “Sponsor Distribution”). In addition, on April 5, 2022, HC IC made a distribution of the 200,000 shares of the Issuer’s Voting Common Stock directly held by HC IC to each of Howard Hoffen and Kenneth Clifford, members of HC IC. As a result of the Sponsor Distribution, the Reporting Persons’ beneficial ownership of Voting Common Stock of the Issuer represents in the aggregate less than five percent of the issued and outstanding Voting Common Stock of the Issuer. Such percentage is based upon 36,577,576 shares of the Issuer’s Voting Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 18, 2022.

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 to the Sponsor Schedule 13G, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2022

Amplitude Healthcare Holdings, LLC

By:	Metalmark Amplitude Healthcare Holdings LLC, its managing member

	By:	/s/ Kenneth Clifford
	Name:	Kenneth Clifford
	Title:	Authorized Person

HC IC Holdings LLC.

By:	/s/ Kenneth Clifford
	Name:	Kenneth Clifford
	Title:	Member

/s/ Howard Hoffen
Howard Hoffen

/s/ Kenneth Clifford
Kenneth Clifford